TSX: POM, AMEX: PLM
ADVANCING TO PRODUCTION	1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-07v4

POLYMET APPOINTS CHIEF OPERATING OFFICER AND NORTHMET
SENIOR CONSTRUCTION STAFF

Vancouver, British Columbia, March 13, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet”) is pleased to announce the appointment of key operating and construction staff for the development of its 100%-owned NorthMet project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The appointments comprise: Joe Scipioni as Chief Operating Officer, Phillip Brodie-Hall as Project Director, and Andrew (Andy) Clark as Project Manager. Brodie-Hall and Clark join the existing NorthMet team, including Jim Scott in charge of environmental planning, Don Hunter in charge of mine planning and Steve Ryan in charge of construction labor relations.

PolyMet President and Chief Executive Officer, William Murray observed, “The mining industry worldwide is under considerable stress to find experienced, qualified project builders. Since Joe joined us last summer, he has demonstrated strong leadership skills as well as an intimate knowledge of the mining industry in Minnesota. We are extraordinarily fortunate to have been able to add the services of two highly qualified experts who are also very familiar with the NorthMet project to work with Joe on construction and development.”

“We now have the senior construction and operating team in place to complete the full project cycle culminating in commercial production, planned for the second half of 2008. Phillip Brodie-Hall will assume overall responsibility for project construction while Andy Clark will be responsible for detailed engineering, procurement and construction management,” he continued.

NorthMet is the late stages of environmental review and permitting. Detailed engineering is ramping up in order to transition to construction upon receipt of operating permits anticipated early in the fourth quarter of 2007. Construction is expected to involve 350,000 hours of detailed engineering and one million man-hours of construction labor. Initial project engineering has commenced in Denver, Colorado and will move, along with construction management, to PolyMet’s project offices at the Erie Plant in Hoyt Lakes, Minnesota.

Joseph Scipioni – Chief Operating Officer
Joe Scipioni, who was appointed Vice President of Operations and Development in July, 2006, has been promoted to Chief Operating Officer of PolyMet Mining Corp. Before joining PolyMet, Mr. Scipioni held progressively more responsible positions during a more than 30-year career with United States Steel Corporation, ultimately serving as Plant Manager at the Keewatin Taconite plant in Keewatin, Minnesota. In addition, Mr. Scipioni has served in leadership positions with the Iron Mining Association of Minnesota, Central Iron Range Initiative, United Way of Northeastern Minnesota and Hibbing Chamber of Commerce.

Phillip Brodie-Hall – Project Director
Phillip Brodie-Hall’s career spans more than 30 years in the engineering and construction industry. During that time he has developed a wealth of experience in the evaluation and development of mining and mineral processing projects around the world. He joins PolyMet after 15 years as a senior manager in the Bateman group, where he played a key role in building that group into a world-leading, process-oriented, engineering and project management company.

Mr. Brodie-Hall held a number of management positions with Bateman, based in Australia and in South Africa. As senior general manager of Commodity Business Lines, he had global responsibility for the successful delivery of Bateman’s minerals and metals projects. Prior to that, he was Global Operations Executive for Bateman, where he reported to the CEO on operational matters and project performance, with specific emphasis on cost performance and risk management. In that role, Mr. Brodie-Hall was also involved in a global “trouble-shooting” capacity.

He has been involved in a host of successful projects around the globe including projects in Australia, Southeast Asia, Africa, the former Soviet Union and the Americas.

Andrew Clark – Project Manager
Andy Clark has more than 30 years experience in the design and management of mining, industrial, materials handling, chemicals and petrochemical industries. These projects ranged from feasibility studies through to commissioning and handover of completed plants. Mr. Clark’s professional qualifications include a master’s degree in engineering from the Imperial College of London University and registration as a Project Management Professional. He has functioned in senior management roles and has extensive international experience as a project manager.

Most of his career was spent with full service engineering, procurement, construction and management (EPCM) company Edward L. Bateman Ltd. of South Africa, where Mr. Clark gained experience in all aspects of the execution of projects of up to US$500 million in capital cost. In addition to the building of projects, he has obtained operational experience working as Project Director and Operations Manager. He has worked for both major clients including junior mining companies throughout the world.

In 2006 Mr. Clark was contracted by Bateman Engineering Pty Ltd in Brisbane to develop the implementation strategy for the design and construction phase of the NorthMet project and to identify and engage the EPCM companies for the detail design and construction management.

Mr. Scipioni has been granted options to acquire 250,000 shares of PolyMet common stock at US$2.92 per share at any time prior to March 12, 2012. The options vest upon commencement of commercial production.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.